

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2024

Thomas James Segrave, Jr.
Chief Executive Officer and Chairman
flyExclusive, Inc.
2860 Jetport Road
Kinston, NC 28504

> **Re: flyExclusive, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 19, 2024**
> **File No. 333-276627**

Dear Thomas James Segrave:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 19, 2024

Cover Page

1. For each of the shares of Class A Common Stock and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants and units overlying such shares.

2. Disclose the exercise price of the warrants compared to the market price of the underlying ordinary shares. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

3. We note the significant number of redemptions of your Class A common stock in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.

Risks Relating to Our Organization and Structure

We have identified material weaknesses in our internal control over financial reporting..., page 26

4. We note your statement on page 27 that you may not be able to timely file reports required by the Exchange Act. We also note that you did not timely file a Form 10-Q for the quarter ended September 30, 2023. Update and revise your risk factor to state that you did not timely file the report and that you may not be able to file timely in the future.

Risk Factors

Risks Related to Our Securities

Substantial future sales of our Class A Common Stock by the Selling Stockholders could cause the market price of our Class A Common Stock..., page 28

5. We note your disclosure that the securities registered pursuant to this registration statement represent approximately 91% of your total shares of Class A Common Stock outstanding on a fully diluted basis. Please revise your risk factor to disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

6. We note that the projected revenues for 2023 were $522 million, as set forth in certain financial projections prepared by the management of LGM and provided to the Board, in connection with the evaluation of the Business Combination. We also note that your actual revenues for the Nine Months Ended September 30, 2023 was approximately $239 million. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.

7. We note your disclosure that you may "attempt to raise additional capital through the sale of equity securities or through debt financing arrangements" and that you "believe that [y]our existing cash on hand, cash generated from operations and available borrowings under [your] term loan will enable [you] to secure refinancing as needed to meet [your] obligations as they become due within the next 12 months." In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.

8. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that Thomas James Segrave, Jr., a beneficial owner of over 68% of your outstanding shares, will, following the lock-up period, be able to sell all of its shares for so long as the registration statement of which this prospectus forms a part is available for use.

General

9. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the selling securityholders acquired their shares, warrants and units, and the price that the public securityholders acquired their shares and warrants. Disclose that while the selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 or Daniel Morris, Legal Branch Chief, at 202-551-3314 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Energy & Transportation

cc: Donald R. Reynolds